Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “Voyager Innovations raises US$210M to expand the financial services ecosystem of PayMaya and Maya Bank”.

April 12, 2022

Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “Voyager Innovations raises US$210M to expand the financial services ecosystem of PayMaya and Maya Bank”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

April 12, 2022

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “Voyager Innovations raises US$210M to expand the financial services ecosystem of PayMaya and Maya Bank”.

Very truly yours,

s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,501 As of March 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	April 12, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Voyager Innovations raises US$210M to expand

the financial services ecosystem of PayMaya and Maya Bank

•      Latest round propels Voyager into unicorn plus status

•   New investor SIG Venture Capital, the Asian venture capital arm of Susquehanna International Group (“SIG”), leads the investment round

•   Participating in the round are new investors EDBI and First Pacific, and existing shareholders PLDT, KKR, Tencent, IFC, and IFC AMC

•   Fresh funds to support the launch and acceleration of digital banking services powered by Maya Bank and other new services like crypto, to be seamlessly integrated and offered across PayMaya’s consumer and enterprise platforms

[April 12, 2022/MANILA] - Voyager Innovations ("Voyager" or the "Company"), the leading technology company in the Philippines behind the end-to-end money platform PayMaya and neobank Maya Bank, raises US$210 million in new funds, propelling Voyager’s valuation to unicorn plus status, at nearly US$1.4 billion.

Leading the round is new investor SIG Venture Capital, the Asian venture capital arm of SIG. Other new investors include Singapore-based global investor EDBI and investment holding company First Pacific Company Ltd. ("First Pacific").

Also participating in the round are Voyager's existing shareholders PLDT Inc. ("PLDT"), the Philippines' largest integrated telecommunications company; KKR, a global investment firm; Tencent, a leading technology company; International Finance Corporation ("IFC"); and IFC Emerging Asia Fund and IFC Financial Institutions Growth Fund, two funds managed by the IFC Asset Management Company ("IFC AMC”), a division of IFC.

The Company will use the new funds to launch Maya Bank services, such as savings and credit, which will be offered seamlessly across PayMaya’s platforms for consumers and enterprises, including micro, small, and medium-sized enterprises or MSMEs. It will also continue to expand PayMaya’s offering with new products like cryptocurrency, micro-investments, insurance, and more, as the all-in-one money app of the Philippines.

This integrated ecosystem approach uniquely positions it among e-wallets, banks, and fintech players in the Philippines. PayMaya is the only fintech serving all segments of consumers and enterprises with a widely used consumer e-wallet app, the leading enterprise payment processing business, and the most extensive on-ground agent network, Smart Padala.

Over the years, PayMaya has built the end-to-end rails for this unique ecosystem and now plans to leverage that infrastructure with proprietary applications, especially for launching Maya Bank services such as consumer and merchant credit and savings.

Orlando B. Vea, Voyager and PayMaya CEO-Founder, said: "Our strong record of execution and innovation is a testament to our world-class team's hard work and talent. With this milestone, we are excited to leap forward and bring the best of PayMaya and Maya Bank to help unlock the digital economy for the underserved and unbanked Filipinos.”

Shailesh Baidwan, Voyager and PayMaya President, said: "The strong endorsement from our new shareholders and participation of our existing investors in this fundraising validates the Company's ability to expand into neobanking and add new cutting-edge financial products and services. We are excited to bring more game-changing innovations to millions of consumers and MSMEs with our integrated ecosystem as we address the pent-up demand for financial services.”

Akshay Bajaj who led the investment for SIG said: “The PayMaya team is a world-class set of professionals who have built the most complete and unified fintech ecosystem in the market. Leveraging PayMaya’s distribution strength with enterprises and consumers, Maya Bank has the potential to be one of the most successful digital banks not just in the Philippines, but globally. We are thrilled to partner with Voyager and existing shareholders to drive the digital ecosystem to new heights.”

The Philippines is the fastest-growing market in Southeast Asia, with digital adoption of services reaching tipping points during the pandemic, driven by the demands of a young, digital-savvy population. According to the 2021 e-Conomy Southeast Asia Report by Google, Temasek, and Bain & Company, the country’s internet economy grew 94% from 2020 to 2021 and is expected to grow to US$40 billion by 2025, powered by growth in e-commerce and strong adoption of e-wallet payments.

Despite this accelerated trajectory, the Philippines remain a vastly underserved market with solid growth opportunities. Half of the adult population remains unbanked.1 About 47% of Filipino adults do not have savings, and of those with savings, one in two save via informal means. Only 1 in 3 adults have loans, of which a mere 18% are availing from banks.2

The enormous digital financial services opportunity extends to MSMEs. These businesses account for 99.5% of the total establishments and employ 62.8% of the entire labor force in the country. However, access to credit and financial services for MSMEs remains a challenge, with only 24% availing loans or having lines of credit from formal financial institutions. 3

PayMaya and Maya Bank seek to address the challenge of spurring deeper adoption in a country with limited merchant acceptance and banking presence by providing end-to-end services from an integrated ecosystem.

[1]	BSP Financial Inclusion Dashboard 2Q 2021
[2]	BSP Financial Inclusion Dashboard 2Q 2021
[3]	BSP National Strategy for Financial Inclusion 2022-2028

As of end-March 2022, PayMaya had over 47 million registered users across its consumer platforms – more than two-thirds of the adult population in the Philippines. PayMaya recently introduced cryptocurrency through its e-wallet app after securing a Virtual Asset Services Provider (VASP) license from the BSP.

It is the leading non-bank enterprise payments processor in the Philippines, enabling over 630,000 online and face-to-face touchpoints to accept digital payments from e-wallets and QR to any credit, debit, and prepaid card.

PayMaya’s extensive on-ground presence through its over 63,000 Smart Padala agent touchpoints has allowed it to be embedded in grassroots communities, serving as de-facto financial hubs for the underserved Filipinos.

Voyager entered the digital banking space with Maya Bank, securing one of the six digital banking licenses from the BSP in September 2021 and commencing pilot testing in March 2022.

PayMaya and Maya Bank's thrust will help fast-track the country's goals of transforming 50% of the total volume of retail payments to digital and expanding the financially included to 70% of Filipino adults by 2023. END

ABOUT VOYAGER INNOVATIONS, PAYMAYA PHILIPPINES, and MAYA BANK

Voyager Innovations, Inc. is the leading technology company in the Philippines, focused on customer-centric emerging market platforms for digital and financial inclusion.

PayMaya Philippines (PayMaya), the fintech arm of Voyager, is the only end-to-end digital payments ecosystem enabler in the Philippines, with platforms and services that cut across consumers, merchants, communities, and government. As of end-March 2022, PayMaya provides more than 47 million Filipinos access to financial services through its consumer platforms. Its Smart Padala by PayMaya network of over 63,000 partner agent touchpoints serves as last-mile digital financial hubs in communities, providing the unbanked and underserved access to digital services. Through its enterprise business, PayMaya is the largest digital payments processor for key industries in the country, including "every day" merchants such as the largest retail, food, gas, and eCommerce merchants, as well as government agencies and units. To know more about PayMaya's products and services, visit www.PayMaya.com or follow @PayMayaOfficial on Facebook, Twitter, and Instagram.

Maya Bank, Inc. (Maya Bank) powers the digital banking experience of consumers and enterprises across PayMaya’s ecosystem. As a pioneering neobank, it is transforming how money works for Filipino consumers and MSMEs through innovative and relevant financial services, including savings, deposits, and credit. With Voyager’s fintech PayMaya Philippines, it is creating the Philippines’ only end-to-end digital financial services platform. Maya Bank is a digital bank supervised by the Bangko ng Pilipinas (BSP). For more information, visit mayabank.ph.

ABOUT SIG VENTURE CAPITAL

SIG Venture Capital is the Southeast Asian and Indian venture capital arm of the Susquehanna International Group of Companies, a global proprietary trading and private equity investment firm founded in 1987. As part of SIG, we have access to the most flexible and patient capital to grow with our investments. In Southeast Asia, we are particularly focused on the adoption of business models across countries and regions and are able to draw upon the network and knowledge across the SIG global portfolio to provide insight and assistance to our founders. Over the last 15 years, SIG has invested in over 350 companies and achieved IPO/M&A exits in over 70 companies in Asia. Some notable companies in our global portfolio include Bytedance, Agora, Kumu, Lentra, Mobile Premier League, Musical.ly, Paidy and RedDoorz. For more information about SIG, please visit www.sig-asiavc.com.

ABOUT PLDT

PLDT is the Philippines’ largest integrated telecommunications company and digital services provider. Through its principal business groups--fixed line and wireless--PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network. PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

ABOUT KKR

KKR is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR’s insurance subsidiaries offer retirement, life and reinsurance products under the management of Global Atlantic Financial Group. References to KKR’s investments may include the activities of its sponsored funds and insurance subsidiaries. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR’s website at www.kkr.com and on Twitter @KKR_Co.

ABOUT IFC

IFC—a member of the World Bank Group—is the largest global development institution focused on the private sector in emerging markets. We work in more than 100 countries, using our capital, expertise, and influence to create markets and opportunities in developing countries. In fiscal year 2020, we invested $22 billion in private companies and financial institutions in developing countries, leveraging the power of the private sector to end extreme poverty and boost shared prosperity. For more information, visit www.ifc.org.

ABOUT IFC ASSET MANAGEMENT COMPANY

IFC Asset Management Company (AMC), a division of IFC, mobilizes and manages capital to invest in businesses in developing and frontier markets. Created in 2009, AMC provides leading institutional investors with unique access to IFC’s emerging markets investment pipeline and investment expertise, while providing positive development impact in the countries in which it invests. AMC funds’ investors include sovereign wealth funds, pension funds, and development-finance institutions. It has raised approximately $10 billion across 13 investment funds covering equity, debt, and fund-of-fund products. For more information, visit www.ifcamc.org.

ABOUT EDBI

Investing since 1991, EDBI is a Singapore-based global investor in select high growth technology sectors ranging from Information & Communication Technology (ICT), Emerging Technology (ET), Healthcare (HC) and promising Singapore SMEs in strategic industries. As a value-creating investor, EDBI assists companies achieve their ambitious goals by leveraging our broad network, resources and expertise. With our growth capital, EDBI supports companies seeking to grow in Asia and globally through Singapore. For more information, visit https://www.edbi.com.

ABOUT FIRST PACIFIC COMPANY LTD.

First Pacific is a Hong Kong-based investment holding company with investments located in Asia-Pacific. The Company’s principal investments are in consumer food products, telecommunications, infrastructure, and natural resources. First Pacific is listed in Hong Kong (HKSE: 00142) and its shares are also available in the United States through American Depositary Receipts (ADR code: FPAFY). For further information, visit www.firstpacific.com.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect the business and results of operations. Although we believe that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action, or events.

Contact Details:

Voyager/PayMaya

Nick Bautista Wilwayco

nick.wilwayco@paymaya.com

SIG

Akshay Bajaj

akshay.bajaj@sig.com

PLDT
Anabelle Chua

Alchua@pldt.com.ph

KKR
Wei Jun Ong

WeiJun.Ong@kkr.com

IFC and IFC Asset Management Company
Kitchie Hermoso

mhermoso@ifc.com

EDBI

Christine Wee

Christine_WEE@edbi.com

First Pacific

John W. Ryan

johnryan@firstpacific.com

Signatures

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.
By	:	/s/ Marilyn A. Victorio-Aquino
Name	:	MARILYN A. VICTORIO-AQUINO
Title	:	Corporate Secretary

April 12, 2022